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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                                  PURSUANT TO
                              SECTION 14(D) (4) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          VOICE CONTROL SYSTEMS, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                          VOICE CONTROL SYSTEMS, INC.
                       (NAME OF PERSON FILING STATEMENT)

                            ------------------------

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   92861B100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                  KIM S. TERRY
                          VOICE CONTROL SYSTEMS, INC.
                          14140 MIDWAY ROAD, SUITE 100
                              DALLAS, TEXAS 75244
                                 (972) 726-1200
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                                BRUCE H. HALLETT
                             CROUCH & HALLETT, LLP
                           177 N. HARWOOD, SUITE 1400
                              DALLAS, TEXAS 75201
                                  214-922-4100
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ITEM 1.  SECURITY AND SUBJECT COMPANY

     Voice Control Systems, Inc., a Delaware corporation (the "Company"), is the subject company. The principal executive offices of the Company are located at 14140 Midway Road, Suite 100, Dallas, Texas 75244. The title of the class of equity securities to which this Statement relates is the common stock, $0.01 par value per share (the "Common Stock"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER

     The Offer. This Statement relates to a tender offer by Vulcan Merger Sub, Inc., a Delaware corporation (the "Offeror"), which is a wholly owned subsidiary of Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V. (Royal Philips Electronics), a company incorporated under the laws of The Netherlands ("Royal Philips"), to purchase all of the outstanding shares of Common Stock of the Company (the "Shares") at a price of $4.00 per Share, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in the Offer to Purchase, dated May 14, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase and any amendments thereto constitute the "Offer"). The Offer is disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 14, 1999 (the "Schedule 14D-1"), as filed by Royal Philips, Philips Holding USA Inc., Parent and the Offeror with the Securities and Exchange Commission (the "SEC"). As stated in the Schedule 14D-1, the principal executive offices of Parent and the Offeror are located at 1251 Avenue of the Americas, New York, New York 10020 and the principal executive offices of Royal Philips are located at Rembrandt Tower, Amstelplein 1, Amsterdam, The Netherlands.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 9, 1999, among the Offeror, Parent and the Company (the "Merger Agreement"). A copy of the Merger Agreement is filed as Exhibit 2 to this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the completion of the Offer, upon the satisfaction or waiver of certain terms and conditions of the Merger Agreement, and in accordance with Delaware General Corporation Law (the "DGCL"), Offeror will be merged with and into the Company or, at the option of Parent, the Company will be merged with and into the Offeror (either such merger, the "Merger"). At the effective time of the Merger, the holders of Shares (except those exercising appraisal rights pursuant to Section 262 of the DGCL (the "Dissenting Stockholders")) shall receive an amount equal to the Offer Price in cash for each Share. Any Shares held by the Offeror, the Parent, or any other subsidiary of the Parent, and any Shares held in the Company's treasury shall be canceled.

ITEM 3.  IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are stated in Item 1 above, which is incorporated herein by reference.

     (b) (i) The Company has no material contracts, agreements, arrangements or understandings between itself and its executive officers, directors or affiliates, except as follows: On February 24, 1999, the Company entered into an agreement regarding severance with its former chief executive officer, Mr. Peter
J. Foster, providing for severance payments and benefits upon termination of employment. A copy of such agreement (as amended to date) is attached hereto as
Exhibit 3 and incorporated herein by reference. On June 18, 1993, the Company executed an employment agreement with Dr. Thomas B. Schalk, its Chief Technical Officer, which (as amended) provided for, among other things, the payment of severance amounts and benefits upon certain terminations of employment in connection with a change in control of the Company. These agreements were disclosed in the Company's Form 10-KSB/A filed with the SEC on April 30, 1999, the pertinent portions of which are attached as Exhibit 4 to this Schedule 14D-9 and incorporated herein by reference. This agreement will be terminated by operation of the employment agreement among Dr. Schalk, the Company and Parent described more fully below. In addition, the Board of Directors has authorized the Company to enter into an agreement with Ronald

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H. Larkin, its current Chief Executive Officer, which would (A) provide Mr.
Larkin with a cash payment equal to his current annual base salary and bonus in the event that his employment with the Company terminates other than for cause and (B) allow 200,000 stock options held by Mr. Larkin to vest upon a change in control of the Company.

     There are no actual or potential conflicts of interest between the Company and any of the Company's executive officers, directors, or affiliates, except as described herein.

     (ii) Except as described below, the Company has no material contracts, agreements, arrangement, or understandings or any potential or actual conflicts of interest between it and the Offeror, its executive officers, directors, or affiliates:

THE MERGER AGREEMENT

     The Merger Agreement provides that the closing of the Merger will take place on the first business day on which the last to be satisfied or waived of the conditions set forth in the Merger Agreement shall be satisfied or waived, or at such other place and time and/or on such other date as the Company and Parent may agree. Upon consummation of the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Parent Companies or Shares held by Dissenting Stockholders) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the price paid for each Share pursuant to the Offer.

     The description of the Merger and the Merger Agreement included herein is qualified by reference to the Merger Agreement which is filed as Exhibit 2 hereto.

     The DGCL requires, among other things, that the adoption of any plan of merger or consolidation of the Company must be approved by the Board of Directors of the Company and, if the "short form" merger procedure described under Item 2 is not available, by the holders of a majority of the Company's outstanding Shares. The Board of Directors of the Company has approved the Offer, the Merger and the Merger Agreement; consequently, the only additional action of the Company that may be necessary to effect the Merger is adoption of the Merger Agreement by such stockholders if the "short form" merger procedure described above is not available. Under the DGCL, the affirmative vote of holders of a majority of the outstanding Shares (including any Shares owned by the Parent Companies) is generally required to adopt the Merger Agreement. If the Offeror acquires, through the Offer or otherwise, voting power with respect to at least a majority of the outstanding Shares, it would have sufficient voting power to effect the Merger without the vote of any other stockholder of the Company.

     THE MERGER AGREEMENT PROVIDES THAT IF ANY TAKEOVER STATUTE IS OR SHALL BECOME APPLICABLE TO THE TRANSACTIONS CONTEMPLATED THEREBY, THE COMPANY AND THE BOARD OF DIRECTORS OF THE COMPANY MUST GRANT SUCH APPROVALS AND TAKE SUCH ACTIONS AS ARE NECESSARY SO THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT MAY BE CONSUMMATED AS PROMPTLY AS PRACTICABLE ON THE TERMS CONTEMPLATED THEREBY AND OTHERWISE ACT TO ELIMINATE THE EFFECTS OF SUCH STATUTE OR REGULATION ON THE TRANSACTIONS CONTEMPLATED THEREBY.

  Conditions to the Merger

     The obligations of the Company, the Offeror and Parent to effect the Merger are subject to the satisfaction or waiver of conditions set forth in the Merger Agreement (the "Offer Conditions"), including (i) the purchase by the Offeror, Parent or their affiliates of Shares pursuant to the Offer, (ii) the receipt of stockholder approval, if required, (iii) no statute, rule or regulation shall have been enacted or promulgated by any federal, state, local or foreign court, arbitral tribunal, administrative agency or commission or other governmental or regulatory authority or administrative agency which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger; and (iv) clearance from the appropriate agencies pursuant to the Hart-Scott-Rodino Act shall have been obtained or the waiting period thereby shall have expired or

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been terminated. In addition, Parent and the Offeror's obligations to effect the
Merger are subject to the further conditions that (i) the representations and warranties contained in the Merger Agreement are true in all material respects as of the time of the Merger, except with respect to changes permitted by the Merger Agreement, (ii) the Company shall have fulfilled its obligations under the Merger Agreement with respect to employee benefits and benefit plans and
(iii) holders of not more than five percent of the outstanding Shares shall have exercised appraisal rights under Section 262 of the DGCL.

  Acquisition Proposals

     The Merger Agreement provides that neither the Company nor any of its subsidiaries nor any of the respective officers and directors of the Company or its subsidiaries shall, and the Company shall direct and use its best efforts to cause its employees, agents and representatives not to, directly or indirectly initiate, solicit, encourage or otherwise facilitate, any inquiries or the making of any proposal or offer with respect to a merger, reorganization, share exchange, consolidation or similar transaction involving the Company, or any purchase of more than 15% (on a fair market value basis) of the assets of the Company and its subsidiaries on a consolidated basis, or any purchase of, or tender offer for, more than 15% of any equity securities of the Company (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal"), except that the Company shall have the right, if, and only to the extent that, the Company's Board of Directors concludes in good faith after consultation with outside legal counsel that such actions are required to comply with the fiduciary duties of the Company's Board of Directors under applicable law in response to a bona fide, written Acquisition Proposal not solicited on or after the date of the Merger Agreement, to engage in negotiations concerning, provide confidential information or data to, or have discussions with, any person relating to an Acquisition Proposal. The Company has agreed to notify Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with the Company or any of its subsidiaries.

  Termination of the Merger Agreement

     The Merger Agreement may be terminated and the transactions contemplated thereby abandoned at any time prior to the Merger, before or after approval by holders of Shares: (a) by the mutual consent of Parent (also acting on behalf of the Offeror) and the Company, by action of their respective Boards of Directors; or (b) by action of the Board of Directors of either Parent or the Company if
(i) the Offeror shall not have accepted for payment any Shares pursuant to the Offer prior to September 15, 1999; provided, however, that such right to terminate the Merger Agreement shall not be available to any party whose failure to perform any of its obligations under the Merger Agreement results in the failure of any Offer Condition or (ii) any governmental entity shall have issued an Order which shall have become final and non-appealable.

     In addition, the Merger Agreement may be terminated by action of the Board of Directors of Parent, if (x) (i) the Company shall have failed to comply in any material respect with any of the covenants or agreements under the Merger Agreement or (ii) a representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate when made or shall thereafter become inaccurate, except for such inaccuracies which, when taken together (in each case without regard to any qualification as to materiality or a Material Adverse Effect (as defined in the Merger Agreement), contained in the applicable representations and warranties) would not reasonably be likely to have a Material Adverse Effect and, with respect to any such breach, failure to perform or inaccuracy that can be remedied, the breach, failure or inaccuracy is not remedied within 15 business days after the giving of written notice of such breach, failure or inaccuracy to the Company; (y) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Parent or the Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have adopted or recommended any Acquisition Proposal, or the Board of Directors of the Company, upon request by Parent, shall fail to reaffirm such approval or recommendation within 10 business days after such request if an Acquisition Proposal is pending, or shall have resolved to do any of the foregoing; or (z) if the Company or any of the other

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persons or entities shall have initiated, solicited or otherwise facilitated another Acquisition Proposal for the Company other than solely to fulfill fiduciary obligations under applicable law as advised in writing by counsel.

     The Merger Agreement may also be terminated by action of the Board of Directors of the Company, (x) if Parent or the Offeror (or another Parent Company) (i) shall have breached in any material respect any of the representations, warranties, covenants or agreements contained in the Merger Agreement (other than any immaterial covenants or agreements) and, with respect to any such breach that can be remedied within 15 business days after the Company has provided Parent with written notice of such breach, or (ii) shall have failed to commence the Offer within the time agreed upon in the Merger Agreement or (y) if (i) the Board of Directors of the Company receives a written offer not solicited on or after the date hereof, with respect to a merger, reorganization, share exchange, consolidation or sale of all or substantially all of the Company's assets or a tender or exchange offer not solicited on or after the date of the Merger Agreement for more than 50% of the outstanding Shares is commenced, and with respect to which the Board of Directors of the Company concludes in good faith, after consultation with an independent financial advisor and its outside counsel, that approval, acceptance or recommendation of such transaction is required by the fiduciary duties of the Company's Board of Directors under applicable law (any such transaction, a "Superior Proposal") and (ii) the Company has given Parent three business days' prior written notice of its intention to terminate the Merger Agreement to accept the Superior Proposal, which notice shall indicate the name of the person making such Superior Proposal and the material terms of such Superior Proposal, and Parent shall have failed to offer to amend the Offer so that it is at least as favorable to the stockholders of the Company as the Superior Proposal.

  Termination Payments

     The Merger Agreement provides that if (x)(i)(A) the Offer shall have remained open for a minimum of at least 20 business days, (B) after the date of the Merger Agreement, any corporation, partnership, person, other entity or group other than Parent or the Offeror or any of their respective subsidiaries or affiliates shall have become the beneficial owner of 15% or more of the outstanding Shares or made any Acquisition Proposal, and (C)(1) the Minimum Condition shall not have been satisfied or (2) the Offer is terminated by Parent due to a breach of the Company's obligations with respect to initiating or soliciting other Acquisition Proposals or because September 15, 1999 has passed without the purchase of any Shares pursuant to the Offer; or (ii) Parent shall have terminated the Merger Agreement as a result of the board of directors of the Company having withdrawn or modified in a manner adverse to Parent or the Offeror its approval or recommendation of the Offer, the Merger Agreement or the Merger or having adopted or recommended another Acquisition Proposal or having failed to reaffirm its approval or recommendation within 10 business days after a request if an Acquisition Proposal is pending; or (iii) the Company shall have terminated the Merger Agreement after having received a Superior Proposal and having given Parent three days notice of its intent to terminate and Parent shall have failed to amend the Offer to match the Superior Proposal; and (y) within 18 months of such termination (or the Expiration Date of the Offer in the case of (C)(1) above), the Company consummates an Acquisition Proposal, then, upon consummation of such Acquisition Proposal, the Company shall promptly, but in no event later than five business days after the date of a request by Parent for payment of such fee, pay Parent a fee of $2,000,000, plus all documented fees and expenses incurred by Parent or the Offeror in connection with the Merger Agreement, the Offer and the Merger up to a maximum amount of $1,000,000.

  Treatment of Stock Options

     The Merger Agreement provides that prior to the Merger, the Company shall take all actions as may be necessary such that at the effective time of the Merger, each stock option outstanding pursuant to the Company's stock option plans ("Option"), whether or not then exercisable, shall be canceled and only entitle the holder thereof, upon surrender thereof, to receive an amount in cash equal to the excess, if any, of the per Share consideration paid in the Merger over the exercise price per Share of such Option multiplied by the number of Shares previously subject to such Option, less all applicable

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withholding taxes. Such payment shall be made by the Company as soon as administratively feasible after the Merger.

  Treatment of Warrants

     In the Merger, each outstanding warrant to purchase Shares which has not been exercised at the time of the Merger will be treated in accordance with the terms of each individual warrant.

  Treatment of Other Employee Benefits

     The Merger Agreement provides that, for a period of one year following the Merger, the Parent will cause the Company to continue to provide employees with benefits under employee benefit plans (other than stock option or other plans involving the potential issuance of securities of the Company) which in the aggregate are substantially comparable to the benefits provided by the Company to such employees immediately prior to the Merger, provided that employees covered by collective bargaining agreements need not be provided such benefits.

  Composition of the Board of Directors

     If requested by Parent, the Company will, subject to compliance with applicable law, immediately following the acceptance for payment of, and payment by the Offeror for, more than 50% of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, take all actions necessary to cause persons designated by Parent to become directors of the Company so that the total number of such persons (after all such actions have been taken) equals at least that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board of Directors multiplied by (y) the percentage that the number of Shares so accepted for payment and paid for plus any Shares beneficially owned by Parent or its affiliates on the date of the Merger Agreement bears to the number of Shares outstanding at the time of such payment. In furtherance thereof, if requested by Parent, the Company will increase the size of the Board, or use its best efforts to secure the resignation of directors, or both, as is necessary to permit Parent's designees to be elected to the Company's Board of Directors; provided, however, that prior to the Merger, the Company's Board of Directors shall always have at least one member who is not an officer, a designee, stockholder or affiliate of Parent or Parent's affiliates.

  Conduct of Business of the Company

     Pursuant to the Merger Agreement, the Company has agreed that, prior to the Merger, unless consented to in writing by Parent, it and each of its subsidiaries will conduct its business only in the ordinary and usual course and will use its best efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees and business associates.

  Prohibited Actions by the Company

     Under the Merger Agreement, the Company has agreed that, prior to the Merger, unless consented to in writing by Parent, neither it nor any of its subsidiaries will:

          (a)(i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries; (ii) amend its certificate or by-laws; (iii) split, combine or reclassify the outstanding Shares; or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares;

          (b)(i) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of the Company or its subsidiaries or any other property or assets other than, in the case of the Company, Shares issuable pursuant to options outstanding on the date hereof under the Company stock option plans, Shares issuable upon

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     exercise of warrants to purchase Shares or Shares issuable pursuant to the terms of the Company's Stock Purchase Plan; (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any assets or incur or modify any indebtedness or other liability other than in the ordinary and usual course of business; (iii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company; or (iv) authorize capital expenditures individually or in the aggregate in excess of $200,000 or make any acquisition of, or investment in, assets or stock of any other person or entity;

          (c) other than (i) the employment agreements entered into in connection with the Merger Agreement, (ii) as required by law, (iii) as required under a plan existing as of the date of the Merger Agreement, (iv) as specifically provided in the Merger Agreement, (A) grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or such subsidiaries; or (B) establish, adopt, enter into, make any new grants or awards (or accelerate the vesting or increase the value of any benefit) under or amend, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, employee stock ownership, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

          (d) settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims;

          (e) make any tax election or permit any insurance policy naming it as a beneficiary or a loss payable payee to be canceled or terminated without notice to Parent, except in the ordinary and usual course of business;

          (f) (i) terminate the employment of any employee who is covered by a change in control, employment, termination or similar agreement, except for Cause (as defined in such agreements) or (ii) permit circumstances to exist that would provide such employee with Good Reason (as defined in such agreements) to terminate employment;

          (g) hire any new employees except in the ordinary and usual course of business;

          (h) permit any person not participating in the Company's Stock Purchase Plan as of the date of the Merger Agreement to participate in such plan or permit any present participant in the Company's Stock Purchase Plan to increase his or her percentage contribution under such plan; or

          (i) authorize or enter into an agreement to do any of the foregoing.

  Indemnification of Officers and Directors

     The Merger Agreement provides that from and after the Merger, Parent agrees that it will indemnify and hold harmless each present and former director and officer of the Company, determined as of the effective time of the Merger (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in such person's capacity as a director or officer of the Company in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Merger, whether asserted or claimed prior to, at or after the Merger, to the fullest extent that the Company would have been permitted under Delaware law and its Certificate of Incorporation or By-Laws in effect on the date of the Merger Agreement to indemnify such person. The Merger Agreement also provides that the surviving corporation in the Merger shall maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") for a period of two years after the Effective Time so long as the annual premium therefor is not in excess of the last annual premium paid prior to the date hereof (the "Current Premium"); provided, however, if the existing D&O Insurance expires, is terminated or canceled during such two year period, the surviving corporation in the Merger will use its best efforts to obtain as much D&O Insurance as can be obtained for the
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remainder of such period for a premium not in excess (on an annualized basis) of the Current Premium. The Company represents to Parent that the Current Premium is $75,000. Notwithstanding the foregoing, the surviving corporation in the Merger may replace the D&O Insurance with coverage provided by Parent's D&O insurer with respect to events occurring on or prior to the Merger so long as the coverage provided by Parent's D&O policy with respect to such events are, in the aggregate, substantially the same as, or more favorable than, the D&O Insurance with respect to such events.

  Appraisal Rights

     Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, each holder of Shares who has neither voted in favor of the Merger nor consented thereto in writing will be entitled to an appraisal by the Delaware Court of Chancery of the fair value of such holder's Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid. In determining such fair value, the Court may consider all relevant factors. The value so determined could be more or less than the consideration to be paid in the Offer and the Merger. Any judicial determination of the fair value could be based upon considerations other than or in addition to the market value of the Shares, including, among other things, asset values and earning capacity.

     If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses such holder's right to appraisal as provided in the DGCL, each Share of such stockholder will be converted into the right to receive the per Share amount paid by Offeror pursuant to the Offer in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of such holder's demand for appraisal and acceptance of the Merger.

EMPLOYMENT AGREEMENT WITH CERTAIN EXECUTIVE OFFICERS

     Upon the successful purchase of Shares pursuant to the Offer (the "Effective Date"), any prior agreements between the Company and Mr. Foster and Dr. Thomas Schalk, Chief Technical Officer of the Company, respectively, will be superseded by new employment agreements entered into with Parent in connection with the Merger (except with respect to any amounts that remain due and owing under such agreements based on events occurring prior to the Effective Date). In connection with the Merger, Ms. Kim S. Terry, Vice President-Finance of the Company, also entered into an employment agreement with the Parent with similar terms. The defined term "Parent" as used in this description of employment agreements includes the subsidiary of Parent with which the executive is employed during the employment term. The new employment agreements have two-year terms (the "Term") commencing on the Effective Date. Copies of the new employment agreements are filed as Exhibits 5, 6 and 7 of this Schedule 14D-9 and are incorporated herein by reference and the following summary is qualified in its entirety by reference to such agreements.

     Pursuant to the new employment agreements, Mr. Foster will serve as Senior Vice President of the surviving company in the Merger, Dr. Schalk will serve as Senior Vice President and Chief Technical Officer of the surviving company in the Merger and Ms. Terry will serve as the Vice President-Operations and Finance of the surviving company in the Merger, with base salaries of $230,000, $180,000 and $160,000, respectively. Each of them will be entitled to an annual bonus upon achievement of certain targets with a target bonus opportunity of $90,000 for Mr. Foster and 30% of the base salary for Dr. Schalk and Ms. Terry. The actual bonus paid may be higher or lower than the target bonus (subject to a minimum of $20,000 for Dr. Schalk in the first year of the term) depending upon performance. Mr. Foster will also receive a discretionary expense account of up to $30,000 for each 12-month period during the Term for expenses relating to his position.

     Each of these three executive officers will be eligible to participate in a long-term incentive plan (the "LTIP") during the Term of his employment. Under the LTIP, each executive will receive a guaranteed payment equal to 50% of $260,000 for Mr. Foster and 50% of the applicable base salary as of

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June 1999 for Dr. Schalk and Ms. Terry, payable in three substantially equal installments if the officer is actively employed by Parent on the date which is
(A) six months following the Effective Date, (B) 12 months following the Effective Date and (C) 18 months following the Effective Date, respectively, one such installment to be paid following each of the dates described in clauses
(A), (B) and (C) above if the employment condition has been satisfied on such date. Under the LTIP, each officer will have the opportunity to earn an additional long-term incentive payment ("Earned Payment") equal of to 25% of $260,000 for Mr. Foster and 25% of the applicable base salary as of June 1999 for Dr. Schalk and Ms. Terry if certain business synergies and objectives are achieved during the 18-month period following the Effective Date and the executive remains actively employed by Parent 18 months following the Effective Date.

     Under the employment agreements, if an executives' employment is terminated by Parent without cause or if the executive terminates his or her employment upon a material breach (as those terms are defined in employment agreements), Parent will pay to the executive (A) his or her base salary accrued through the date of termination and (B) a payment equal to his or her base salary payable for the greater of (i) the remainder of the Term, or (ii) 12 months (18 months, in the case of Dr. Schalk) (the "Coverage Period"), and (C) a payment equal to the sum, pro-rated through the date of termination, of (i) the Target Bonus for the calendar year in which the termination occurs, and (ii) the guaranteed payment under the LTIP. Mr. Foster will continue to receive his discretionary expense account during the Coverage Period.

     In consideration of these payments, the executive officers have agreed, among other things, not to engage in competition with the Company for a period of 12 months (24 months in the case of Dr. Schalk) following the termination of such executive's employment.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Board of Directors.

     The Board of Directors of the Company has unanimously approved the Merger Agreement and declared its advisability, has approved the Offer and the Merger and has determined that the Offer and the Merger are in the best interests of the Company and its stockholders. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer. A letter to stockholders of the Company communicating the recommendation of the Board of Directors is attached hereto as Exhibit 1 and is incorporated herein by reference. The Company expects that all directors will tender the Shares they own to the Offeror.

     (b) Reasons for the Board of Directors' Recommendations

          (i) Background

     In September 1998, Peter Wisgerhof, Treasurer of Philips Business Electronics, a product division of Royal Philips, and others on his behalf, contacted Peter J. Foster, the Chief Executive Officer of the Company at the time, about the possible benefits and principal objectives of a business combination in which Royal Philips (or one of its affiliates) would acquire the Company. After an introductory meeting on October 16, 1998, the Company and Royal Philips entered into a nondisclosure agreement to govern the exchange of nonpublic information between them.

     In November and December of 1998, Mr. Wisgerhof and Corina Kuiper, Strategy Planning Manager of Philips Business Electronics of Royal Philips, held additional discussions with Mr. Foster and Ms. Terry to exchange information regarding potential strategic opportunities between the companies. As a result of these discussions, in early December 1998, Mr. Foster, Ms. Terry and the then newly-appointed Chief Executive Officer of the Company, Ronald H. Larkin, traveled to Aachen, Germany to visit Philips' speech technology research laboratories and to meet with representatives of Philips Electronics' speech processing business unit, Philips Speech Processing.

     Discussions among the parties continued into 1999. In mid-January 1999, the parties agreed that Philips would conduct preliminary due diligence of the Company later that month. On February 10,

1999, Mr. Wisgerhof and Peter Besting, New Business Development Manager for the Philips Speech Processing business unit, met in London with Sir John Lucas-Tooth, member of the board of directors of the Company, to discuss general information about the Company, how the Company would fit into the long-term strategy of Philips Business Electronics, the potential synergies of a transaction and how next to proceed towards an acquisition transaction.

     During March and early April of 1999, representatives of Royal Philips and Parent continued discussions with Sir John Lucas-Tooth, Neal Robinson, Chairman of the Board of Directors of the Company, and Mr. John Torkelsen, a member of the board of directors of the Company, regarding a potential acquisition of the Company. In a conversation on April 14, 1999, Mr. Robinson indicated that the Company would be interested in pursuing a transaction with Philips but that any steps would have to be taken quickly. In that conversation, Mr. Robinson and Stephen Havering, Deputy Director of Corporate Mergers and Acquisitions for Royal Philips, agreed that representatives of Royal Philips and Parent would be invited to Dallas, Texas to conduct a one-week due diligence investigation of the Company's business. They further agreed that if Royal Philips and Parent remained interested at the conclusion of the week, Royal Philips and Parent would present an informal proposal containing material terms of an acquisition of the Company by Royal Philips.

     From April 19 to April 23, 1999, representatives of Royal Philips and Parent met with Company representatives in Dallas to conduct a due diligence investigation of the Company. At the conclusion of these meetings on April 23, Mr. Wisgerhof, Mr. Havering, Eric Coutinho, Director of the Corporate Legal Department at Royal Philips, and other internal and external legal advisors met with Mr. Robinson in Williamsburg, Virginia to discuss the terms of a potential transaction. At this meeting, Mr. Havering proposed that Parent would acquire the Company in a cash tender offer at a price of $4.00 per Share.

     Between April 24 and April 28, 1999, Mr. Robinson and Mr. Havering had various discussions regarding the terms of the proposal. On April 28, 1999, Mr. Robinson briefed each of the directors separately regarding the status of negotiations.

     On May 3, 1999, Mr. Havering and other representatives of Royal Philips and Parent presented the acquisition proposal to the Board of Management of Royal Philips. During this meeting, the Board of Management approved proceeding with the acquisition of the Company on the terms proposed, subject to the completion of additional due diligence and satisfactory terms and conditions of a definitive agreement to be negotiated. On May 4, 1999, Parent's counsel sent to the Company and its counsel a proposed merger agreement setting forth the basis upon which Parent would be prepared to proceed with a transaction to acquire the Company.

     The Board of Directors of the Company met on May 4, 1999. In this meeting, the Board authorized a committee composed of certain directors and officers of the Company to continue negotiating a transaction in which Royal Philips or Parent would acquire the Company at a purchase price of $4.00 per Share, subject to the further review by the Board of all of the material terms of the transaction.

     Between May 6 and May 8, 1999, Mr. Havering, Mr. Robinson and the legal advisors of Parent and the Company negotiated the terms of the Merger Agreement. In addition, during this period, Mr. Havering and representatives of the Royal Philips Business Electronics division, Philips Speech Processing business unit and Parent met with Mr. Foster, Ms. Terry, Mr. Larkin and Dr. Schalk, regarding their employment with the Company after an acquisition by Parent and the Offeror.

     On May 9, 1999, the negotiations of the Merger Agreement were completed and the Merger Agreement was finalized. In addition, the negotiations regarding the terms of employment of each of Mr. Foster, Dr. Schalk and Ms. Terry were completed and final terms were agreed upon. Later on May 9, 1999, the Board of Directors of the Company unanimously adopted the Merger Agreement and approved the transactions contemplated therein. A short time later, the Merger Agreement was executed and delivered.

        (ii) Factors considered by the Board of Directors

     In reaching its determination, the Company's Board of Directors consulted with the Company's management, as well as its legal advisors, and considered and weighed a number of reasons and factors, including the following:

          (A) An assessment of the Company's strategic alternatives, which included remaining a publicly owned independent company. In this regard, the Board of Directors concluded, following extensive analysis and discussion, including discussions regarding the advantages of merging with a larger company in the current competitive landscape, that the terms of the Merger Agreement provide the best means for holders of the Company's common stock to maximize the value of their holdings;

          (B) Information relating to the financial performance, prospects and business operations of the Company and current market conditions;

          (C) The terms and conditions of the Merger Agreement, including the right of the Company to negotiate and provide information to third parties and terminate the Merger Agreement in the event of an unsolicited alternative proposal, if such action is required in the exercise of the fiduciary duties of the Company's Board of Directors. If such fiduciary duty termination provision is exercised, the Company would be obligated to pay the Offeror $2,000,000 and up to $1,000,000 of documented expenses and fees upon consummation of such an alternative proposal. The Company's Board of Directors did not view these obligations as unreasonably precluding any third party from proposing an alternative transaction and concluded that entering into the Merger Agreement given the available strategic alternatives was in the best interests of the Company;

          (D) The recent trading price of the Company's common stock and that the Offer Price represents a premium of approximately 25.5% over the closing sales price of $3.1875 for the Company's common stock on Nasdaq on May 7, 1999, the day before the Company announced the offer, and a premium of approximately 23% and 29%, respectively, over the 30 and 90 days' trading average from such date. In connection with its deliberations as its meetings, the Company's Board of Directors was aware of the potential benefits to be received in the Merger by members of the Company's senior management, who hold a substantial number of options and Shares in the Company.

     In view of the wide variety of factors considered in connection with its evaluation of the Merger, the Company's Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination, each of which was viewed as supportive of its conclusion that the terms of the Merger Agreement are in the best interests of the Company and its stockholders.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     NONE

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     NONE

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     NONE

ITEM 8.  ADDITIONAL INFORMATION

     NONE

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     (1) Letter to Stockholders of the Company, dated May 14, 1999.*

     (2) The Merger Agreement.

     (3) Agreement Regarding Severance, dated February 24, 1999, between the Company and Mr. Peter J. Foster, as amended by the Clarification of Agreement Regarding Severance, dated May 8, 1999.

     (4) Pertinent Portions of the Company's Form 10-KSB/A filed with the SEC on April 30, 1999.

     (5) Employment Agreement between Parent and Mr. Foster.

     (6) Employment Agreement among Parent, the Company and Dr. Schalk.

     (7) Employment Agreement between Parent and Ms. Terry.

-------------------------

* Included in materials sent to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          --------------------------------------
                                          (Date)

                                          --------------------------------------
                                          Kim S. Terry

                                          --------------------------------------
                                          Vice President Finance

                                                                         ANNEX A

                          VOICE CONTROL SYSTEMS, INC.
                               14140 MIDWAY ROAD
                              DALLAS, TEXAS 75244

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
          EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14F-1 THEREUNDER

      NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement is being mailed on or about May 14, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Voice Control Systems, Inc. (the "Company") to the holders of record of shares of common stock, par value $0.01 per share (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser (as defined below) to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     On May 9, 1999, the Company, Philips Electronics North America Corporation, a Delaware corporation ("Parent"), and Vulcan Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser"), entered into an Agreement and Plan of Merger dated as May 9, 1999 (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, June 11, 1999, unless the Offer is extended.

     The Merger Agreement requires the Company to cause the directors designated by Parent to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in the Information Statement (including information incorporated by reference) concerning Parent and the Purchaser and the Parent Designees (as defined herein) has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of May 9, 1999, there were 13,742,639 Shares outstanding. The Board currently consists of one class with seven members. At each annual meeting of shareholders, all the directors are elected for one-year terms or until their successors are duly elected and qualified. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     Pursuant to the Merger Agreement, if requested by Parent, the Company will, subject to compliance with applicable law, immediately following the acceptance for payment of, and payment by the Purchaser for, more than 50% of the outstanding Shares (on a fully diluted basis) pursuant to the Offer, take all actions necessary to cause persons designated by Parent (the "Parent Designees") to become directors of the Company so that the total number of such persons (after all such actions have been taken) equals at least that number of directors, rounded up to the next whole number, which represents the product of (x) the total number of directors on the Board of Directors multiplied by (y) the percentage that the number of Shares so accepted for payment and paid for plus any Shares beneficially owned by Parent or its affiliates on the date of the Merger Agreement bears to the number of Shares outstanding at the time of such payment. In furtherance thereof, if requested by Parent, the Company will increase the size of the Board, or use its best efforts to secure the resignation of directors, or both, as is necessary to permit Parent's Designees to be elected to the Company's Board of Directors; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have at least one member who is neither an officer nor a designee, shareholder or affiliate of Parent or Parent's affiliates.

     Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below.

     Unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Parent.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---          ------------------------------------------
John T. Losier.......................  46    Mr. Losier is Chairman of the Board, President of
                                             Philips Holding USA Inc., a wholly owned subsidiary of
                                             Koninklijke Philips Electronics N.V. He has served as
                                             President and Chief Executive Officer of Parent since
                                             November 1, 1998. Prior to that time, he was Vice
                                             President of Global Accounts at Compaq and Senior Vice
                                             President of Worldwide Sales, Marketing, Services and
                                             Support at Tandem Computers.
William E. Curran....................  50    Mr. Curran is Senior Vice President, Finance, and
                                             Treasurer of Philips Holding USA Inc. He has served as
                                             Senior Vice President and Chief Financial Officer of
                                             Parent since February, 1996. Prior to that time, he was
                                             Vice President, Chief Operating Officer and Chief
                                             Financial Officer of Philips Medical Systems.
Belinda W. Chew......................  41    Ms. Chew is Senior Vice President and Secretary of
                                             Philips Holding USA Inc. She has served as Senior Vice
                                             President, General Counsel and Secretary of Parent since
                                             January 1999. Prior to that time, she was General
                                             Counsel of Philips Consumer Communications L.P. Prior to
                                             October 1997, she was Counsel of Parent.
Paul S. Friedlander..................  58    Mr. Friedlander is Assistant Secretary of Philips
                                             Holding USA Inc. and Vice President, Tax and Customs
                                             Administration, and Assistant Secretary of Parent, and
                                             has been such for the past five years.
William A. Enser.....................  54    Mr. Enser is Senior Vice President, Business Development
                                             and Process Improvement of Parent. Prior to January
                                             1998, he was President of Philips Electronic Instruments
                                             Company, a division of Parent.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---          ------------------------------------------
Robert F. Matthews...................  53    Mr. Matthews is Senior Vice President, Human Resources
                                             of Parent. Prior to July 1994, he was Manager, Financial
                                             Leadership Development and Human Resources of General
                                             Electric Company.
Eric P. Coutinho.....................  47    Mr. Coutinho is Vice President and Treasurer of the
                                             Purchaser, and Director of the Corporate Legal
                                             Department at Royal Philips Electronics.

     Each such person is a citizen of the United States except for Mr. Coutinho, who is a citizen of The Netherlands. Parent has advised the Company that each of the Parent Designees has consented to act as a director. Parent has also advised the Company that none of the Parent Designees (i) has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws, (ii) is currently a director of, or holds any position with, the Company, (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

     The following sets forth information regarding the persons serving as Directors of the Company. Some of the current directors may resign upon the purchase by Purchaser of Shares in the Offer.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---          ------------------------------------------
Ronald H. Larkin.....................  56    Mr. Larkin has been a director since November 1998. He
                                             joined the Company as President and CEO effective
                                             November 9, 1998. Prior to joining the Company, he was
                                             employed by Northpoint Software and Services, Inc. as
                                             President and Chief Operating Officer from January 1997
                                             to November 1998. From 1987 to 1996, he was employed by
                                             Digital Equipment Corporation in a variety of positions,
                                             serving last as Worldwide Vice President, Global
                                             Business and Chairman, DEC Canada. Ltd.
Kenneth J. Burkhardt, Jr.............  53    Mr. Burkhardt has been a director of the Company since
                                             July 1998. He is a co-founder of Dialogic Corporation.
                                             He has been a director of Dialogic Corporation since
                                             1983 and has served as its Executive Vice President of
                                             New Business Development since 1992.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---          ------------------------------------------
Peter J. Foster......................  47    Mr. Foster has been a director of the Company since 1994
                                             and served as President and CEO of the Company from
                                             August 11, 1994, the effective date of the merger
                                             between VCS Industries, Inc. ("Industries") and Scott
                                             Instruments Corporation (the "Merger") until November 9,
                                             1998. Mr. Foster served as President and CEO of Voice
                                             Request Corporation ("VRQ"), a wholly owned subsidiary
                                             of the Company from November 9, 1998 to April 12, 1999
                                             and continues with VRQ as a consultant. Mr. Foster
                                             joined Industries in 1985, and served as President from
                                             1986 through the date of the Merger, CEO from 1989
                                             through the date of the Merger and Chairman from 1990
                                             through the date of the Merger. Mr. Foster received his
                                             B.E. in Electrical Engineering from Stevens Institute of
                                             Technology.
Melvyn J. Goodman....................  56    Mr. Goodman has been a director of the Company since the
                                             Merger and was a director of Industries from 1986 until
                                             the Merger. Since January 1999, Mr. Goodman has been
                                             Chairman and Chief Executive Officer of Anicore
                                             International, a company developing clinics for counter-
                                             pulsation treatment, a therapy intended for
                                             cardiovascular disease. He is also president of Melgood
                                             Investments, Inc. He was president of Islander
                                             Sportswear, Inc. from March 1989 until January 2, 1996;
                                             Islander Sportswear filed for a voluntary petition under
                                             Chapter 11 of the United States Bankruptcy Code on
                                             January 2, 1996. Formerly, Mr. Goodman was chairman of
                                             ALC Communications Corporation, the parent company of
                                             Allnet Communications Services, a national long distance
                                             telephone company. He is licensed to practice law in the
                                             State of Illinois but is not actively practicing. Mr.
                                             Goodman received his J.D. from DePaul University
                                             (Chicago).
Sir John Lucas-Tooth.................  66    Sir Lucas-Tooth has been a director of the Company since
                                             1990. Since September 1993, he has served as a director
                                             of Rupert Loewenstein Limited, a private investment
                                             company. He is chairman and chief executive officer of
                                             Sixera Asia Ventures Ltd. and a supervisor of Japan
                                             Ventures Fund and Japan Asia Ventures Fund. These three
                                             entities concentrate in Southeast Asia investments. He
                                             is also a director of other private companies. Sir John
                                             Lucas-Tooth graduated from Oxford University with a
                                             degree in Physics and a post-graduate degree in
                                             Spectroscopy.

                                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
NAME                                   AGE               AND FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---          ------------------------------------------
Neal J. Robinson.....................  54    Mr. Robinson has been a director of the Company since
                                             the Merger and has served as Chairman since May 1997.
                                             Mr. Robinson was a director of Industries from 1986
                                             until the Merger, and has been president of Neal
                                             Robinson Investments, Inc., a private investment
                                             company, since 1984. Mr. Robinson was Chief Executive
                                             Officer of Industries from 1986 through 1989, and was
                                             Chairman of Industries from 1986 through 1990. Mr.
                                             Robinson is a partner in the Williamsburg, Virginia law
                                             firm of Spirn, Tarley, Robinson and Tarley. Mr. Robinson
                                             received a B.B.A. in Accounting from Spencerian College,
                                             an M.B.A. from the University of Dallas and a J.D. from
                                             the Marshall-Wythe School of Law of the College of
                                             William & Mary in 1992. Mr. Robinson is an
                                             attorney-at-law (Virginia) and a Certified Public
                                             Accountant (Texas).
John B. Torkelsen....................  53    Mr. Torkelsen has been a Director since 1986. He is a
                                             General Partner of the Acorn Technology Fund, L.P., a
                                             venture capital fund that began operations in 1997. He
                                             is also President of PVR Securities, Inc., since 1987, a
                                             private investment-banking firm located in New Jersey.
                                             He was the founder and President of Princeton Venture
                                             Research, Inc., an investment banking and consulting
                                             firm in Princeton, New Jersey from 1984 to March 1999.
                                             Mr. Torkelsen is a Director of Princeton Video Image,
                                             Inc., since 1995, a company that develops and markets
                                             real time video insertion systems for the broadcast
                                             industry. He is a Director of Objective Communications,
                                             Inc., since 1996, a company that develops and markets
                                             video distribution systems for the office environment.
                                             He is a Director of Mikros Systems Corporation, since
                                             1985, which develops specialized radio frequency digital
                                             communication equipment. Mr. Torkelsen received a B.S.
                                             degree in Chemical Engineering from Princeton University
                                             and a M.B.A. from Harvard University.

     The Company's Board of Directors normally meets on a quarterly basis. It met nine times during the last fiscal year. Non-employee Directors are paid cash compensation of $5,000 per year. In addition, non-employee Directors receive $1,000 plus a $1,750 expense allowance for each Board meeting attended in person. In lieu of the $1,750 expense allowance, Directors who reside in Europe will receive a roundtrip business class airline ticket and a $1,000 expense allowance. Board members receive $500 per telephonic Board meeting attended and $500 per committee meeting attended. At the conclusion of the first year of service as a Director, each non-employee Director is issued the right to purchase 10,000 warrants at a price of $.01 per warrant. Each non-employee Director receives the right to purchase an additional 5,000 warrants for each subsequent year of service. Each warrant entitles the Director to purchase one share of Common Stock at the then-current market price.

     The Board of Directors of the Company has two standing committees: (i) the Compensation Committee, whose function is to establish salaries and incentives for executive officers and to review and approve stock option grants under any approved stock option plan of the Company and (ii) the Audit Committee, whose function is to meet with the independent auditor of the Company. The Compensation Committee consists of three members, John B. Torkelsen, Melvyn J. Goodman and Kenneth J. Burkhardt, Jr., and held three meetings during fiscal year 1998. The Audit Committee consists of two members, John B. Torkelsen and Kenneth J. Burkhardt, Jr., and held one meeting during fiscal year 1998.

EXECUTIVE OFFICERS

     The following table identifies the executive officers of the Company:

                                                       PRESENT OCCUPATION OR EMPLOYMENT AND
NAME                                   AGE                 FIVE-YEAR EMPLOYMENT HISTORY
----                                   ---             ------------------------------------
Ronald H. Larkin.....................  56    Mr. Larkin is President, CEO and Director of the
                                             Company. He joined the Company as President and CEO
                                             effective November 9, 1998. Prior to joining the
                                             Company, Mr. Larkin was employed by Northpoint Software
                                             and Services, Inc. as President and Chief Operating
                                             Officer from January 1997 to November 1998. From 1987 to
                                             1996, Mr. Larkin was employed by Digital Equipment
                                             Corporation in a variety of positions, serving last as
                                             Worldwide Vice President, Global Business and Chairman,
                                             DEC Canada. Ltd.
Peter J. Foster......................  47    Mr. Foster is President and CEO of VRQ and Director of
                                             the Company. He joined Industries in 1985 and became
                                             President and CEO of the Company effective August 11,
                                             1994. Mr. Foster became CEO of Voice Request
                                             Corporation, a wholly-owned subsidiary of the Company
                                             effective November 9, 1998.
Thomas B. Schalk.....................  47    Mr. Schalk is Chief Technical Officer of the Company. He
                                             joined Industries in 1983 and became Chief Technical
                                             Officer of the Company effective August 11, 1994. Prior
                                             to joining Industries, Dr. Schalk was employed by Texas
                                             Instruments Incorporated where he conducted speech
                                             research. Dr. Schalk received a Bachelor of Science with
                                             high honors in Electrical Engineering from the George
                                             Washington University and Ph.D. in Biomedical
                                             Engineering from the Johns Hopkins University.
Kim S. Terry.........................  41    Ms. Terry is Vice President, Finance, and Corporate
                                             Secretary of the Company. She joined Industries in 1983
                                             and became Vice President-Finance and Corporate
                                             Secretary of the Company effective August 11, 1994.
                                             Prior to joining Industries Ms. Terry worked in public
                                             accounting in Texas and California. Ms. Terry received a
                                             Bachelor of Business Administration degree from the
                                             University of Texas at Austin.

     Executive officers are elected by the Board at its annual meeting and serve at the discretion of the Board. Except as provided above, executive officers hold office until the next annual meeting or until their successors are elected.

     The Company is not aware of any "family relationships" (as defined in Item 401 (d) of Regulation S-K promulgated by the Securities and Exchange Commission) between any of the directors and/or any of the executive officers.

                 SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

     Section 16(a) of the 1934 Act requires the Company's officers and directors and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Commission and NASDAQ. Officers, directors and greater than ten percent shareholders are also required by SEC regulation to furnish the Company with copies of all Forms 3, 4 and 5 they file.

     Based solely on the Company's review of the copies of such forms it has received and written representations from certain reporting persons that they were not required to file Form 5s for specified fiscal years, the Company believes that all its officers, directors, and greater than ten percent shareholders complied with all filing requirements applicable to them with respect to transactions during 1998 with the following exceptions: Form 4 for stock sold by Tom Schalk and Form 4 for a stock option exercise for Peter Foster were filed late. The failure to report transactions on a timely basis were inadvertent. The transactions were reported promptly after the failure to report was discovered.

                             EXECUTIVE COMPENSATION

     The following table sets forth the annual and long-term compensation for the Company's Chief Executive Officer, other executive officers, and two additional employees who are not executive officers, earning in excess of $100,000 ("Named Executives") during 1998:

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                              ANNUAL                         COMPENSATION
                                           COMPENSATION          OTHER          AWARDS
                                        -------------------      ANNUAL      -------------
                                         SALARY     BONUS     COMPENSATION      OPTIONS         ALL OTHER
    NAME/PRINCIPAL POSITION      YEAR     ($)        ($)          ($)        (# OF SHARES)   COMPENSATION(1)
    -----------------------      ----    ------     -----     ------------   -------------   ---------------
Ronald Larkin                    1996   $     --   $     --     $     --             --          $    --
  President and CEO              1997         --         --           --             --               --
                                 1998(2)   28,924    50,000           --        400,000               --
Peter J. Foster                  1996    185,223     57,500           --             --              781
  President & CEO-VRQ            1997    176,189     27,500           --         50,000            4,583
                                 1998    209,120    309,167           --        100,000           10,000
Richard Lane(3)                  1996         --         --           --             --               --
  Chief Operating Officer        1997     69,132     10,000           --             --               --
                                 1998     89,879    672,972           --        100,000            7,495
Thomas B. Schalk                 1996    152,390     15,250           --             --            2,375
  Chief Technical Officer        1997    162,356     14,188           --         70,000            4,750
                                 1998    165,620     20,125           --             --           10,000
Carol Mazuy(4)                   1996     29,667         --           --             --               --
  VP Sales and Marketing         1997    130,000      3,000           --             --               --
                                 1998    134,893    134,500           --         90,000           10,000
Rene Thibault(5)                 1996         --         --           --             --               --
  VP Sales & Marketing-VRQ       1997    119,208     87,996           --             --               --
                                 1998    130,546    179,486           --         90,000            7,660
Ed Gregory                       1996         --         --           --             --               --
  VP Sales                       1997     63,904     20,000           --         200,00            2,517
                                 1998    112,138     48,875           --             --           10,000
Kim S. Terry                     1996    120,716     20,000           --             --            2,111
  Vice President Finance         1997    120,689         --           --         61,000            3,621
                                 1998    133,955     56,750           --         28,000           10,000

---------------
(1) Annual contributions to 401(k) plan.
(2) Mr. Larkin joined the Company November 9, 1998.
(3) Richard Lane joined the Company on April 14, 1998 as a result of the Company's acquisition of PureSpeech and was elected Chief Operating Officer by the Board of Directors. Mr. Lane was chief executive officer of PureSpeech from July 1997 until April 14, 1998. Mr. Lane resigned from the Company on July 16, 1998. The amounts listed for 1997 were paid by PureSpeech. The amounts listed for 1998 include amounts paid by PureSpeech prior to the acquisition and paid by the Company after the acquisition. A major portion of the bonus amount paid in 1998 was an obligation resulting from the PureSpeech acquisition.
(4) Carol Mazuy joined the Company on April 14, 1998 as a result of the Company's acquisition of PureSpeech. Ms. Mazuy was VP of Marketing for PureSpeech from 1996 until April 14, 1998. Ms. Mazuy resigned from the Company effective December 31, 1998. The amounts listed for 1996 and 1997 were paid by PureSpeech. The amounts listed for 1998 include amounts paid by PureSpeech prior to the acquisition and paid by the Company after the acquisition. A major portion of the bonus amount paid in 1998 was an obligation resulting from the PureSpeech acquisition.
(5) Rene Thibault joined the Company on April 14, 1998 as a result of the Company's acquisition of PureSpeech. Mr. Thibault was VP of Sales for PureSpeech from 1997 until April 14, 1998. From 1990 until joining PureSpeech, Mr. Thibault held a number of positions with Centigram serving last as VP of Sales, Service Provider, North America. The amounts listed for 1997 were paid by PureSpeech. The amounts listed for 1998 include amounts paid by PureSpeech prior to the acquisition and paid by the Company after the acquisition. A major portion of the bonus amount paid in 1998 was an obligation resulting from the PureSpeech acquisition.

     The following table sets forth certain information concerning options and warrants granted during 1998 to Named Executives:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                             INDIVIDUAL GRANTS
                                        -----------------------------------------------------------
                                                           % OF TOTAL
                                           OPTIONS      OPTIONS GRANTED    EXERCISE OR
                                        GRANTED (# OF   TO EMPLOYEES IN    BASE PRICE    EXPIRATION
NAME                                       SHARES)        FISCAL YEAR       ($/SHARE)       DATE
----                                    -------------   ---------------    -----------   ----------
Ronald H. Larkin(1)
President and CEO.....................     400,000            24%          $   2.125      11/2008
Peter J. Foster(2)
President and CEO-VRQ.................     100,000             6%          $   5.125       5/2008
Thomas B. Schalk
Chief Technical Officer...............          --             --                 --           --
Kim S. Terry(3)
Vice President Finance................      28,000             2%          $   5.125       5/2008

---------------
(1) 200,000 of the options granted, vest at a rate of 20% per year beginning with the first anniversary date. 200,000 of the options vest upon achievement of performance targets and other objectives to be set by the Compensation Committee and approved by the Board of Directors.

(2) Options vested December 31, 1998.

(3) Options vest 50% at December 31, 1998 and 50% at July 31, 1999.

     The following table summarizes options exercised during 1998 and presents the value of unexercised options held by Named Executives at fiscal year end:

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                                NUMBER OF         VALUE OF UNEXERCISED
                                                               UNEXERCISED            IN-THE-MONEY
                                     SHARES                 OPTIONS AT FISCAL      OPTIONS OF FISCAL
                                    ACQUIRED                    YEAR END              YEAR-END(1)
                                       ON        VALUE        (# OF SHARES)               ($)
                                    EXERCISE    REALIZE      EXERCISABLE(E)/        EXERCISABLE(E)/
               NAME                   (#)         ($)       UNEXERCISABLE(U)        UNEXERCISABLE(U)
------------------------------------------------------------------------------------------------------
                                                                    --(E)              $     0(E)
Ronald H. Larkin                         --       $0           400,000(U)              $     0(U)
                                                               332,242(E)              $42,147(E)
Peter J. Foster                      19,750       --            52,500(U)              $     0(U)
                                                               103,377(E)              $10,978(E)
Thomas B. Schalk                     10,000       $0            56,000(U)              $     0(U)
                                                               23,525 (E)              $     0(E)
Kim S. Terry                             --       $0            62,800(U)              $     0(U)

---------------
(1) Based upon the closing price of the Company's Common Stock on the Nasdaq National Market System on December 31, 1998 ($1.75), less the exercise price, multiplied by the number of shares covered by the option; options with exercise prices equal to or greater than $1.75 were excluded from the calculation of the value of unexercised options.

EMPLOYMENT AGREEMENTS

     The Company has entered into an employment agreement, which expired June 18, 1998, with Peter J. Foster providing that Mr. Foster will serve as President and Chief Executive Officer. Mr. Foster receives an annual salary of $175,500, plus an annual bonus of $27,500 and an unaccountable discretionary expense allowance of $27,600 annually. The agreement contains confidentiality and invention assignment provisions. The agreement also contains non-solicitation and non-competition provisions that extend for twenty-four months following the termination of Mr. Foster's employment; there can be no assurance regarding the enforceability of such provisions under Texas law. In the event that (i) Mr. Foster's employment is terminated without cause or he resigns as a result of a breach of the agreement by the Company, or (ii) Mr. Foster resigns under certain circumstances following a Change in Control (as defined) of the Company, Mr. Foster will be entitled to a lump-sum cash payment equal to 100% or 150%, respectively, of his annual aggregate compensation and any unused vacation time, and the period in which he can exercise stock options will be extended for one year. The Company agreed to indemnify Mr. Foster for losses sustained and expenses incurred as a result of the discharge of his duties, to the full extent permitted by law. In February 1999, the Company and its wholly-owned subsidiary, Voice Request Corporation entered an agreement regarding severance with Mr. Foster which provides for Mr. Foster to receive a cash payment in the amount of $225,000 plus certain educational and insurance benefits, should Mr. Foster's employment be terminated. Mr. Foster's employment was terminated April 12, 1999 and payments due pursuant to the agreement have been paid.

     The Company has entered into an employment agreement with Dr. Thomas B. Schalk providing that Dr. Schalk will serve as Chief Technical Officer until June 18, 1998, which agreement shall be extended for one additional one-year period unless either the Company or Dr. Schalk notifies the other party of an intention to terminate the agreement 30 days prior to the end of the present term. Dr. Schalk receives an annual salary of $155,000, plus a performance bonus of up to $12,500 per calendar quarter based upon Dr. Schalk's exceptional achievements during the quarter as determined by the Compensation Committee of the Board of Directors. The agreement contains confidentiality and invention assignment provisions. The agreement also contains solicitation and non-competition provisions that extend for twenty-four months following the termination of Dr. Schalk's employment; there can be no assurance regarding the enforceability of such provisions under Texas law. In the event that (i) Dr. Schalk's employment is terminated without cause or he resigns as a result of a breach of the agreement by the Company, or
(ii) Dr. Schalk resigns under certain circumstances following a Change in Control (as defined) of the Company, Dr. Schalk will be entitled to a lump-sum cash payment equal to 150% of his annual aggregate compensation and any unused vacation time, and the period in which he can exercise stock options will be extended for one year. The Company agreed to indemnify Dr. Schalk for losses sustained and expenses incurred as a result of the discharge of his duties, to the full extent permitted by law.

REPRICING OF OPTIONS

     On November 12, 1997, the Board of Directors authorized granting new employee stock options to all employees in exchange for previously issued stock options with exercise prices greater than $6.00. The new options have an exercise price of $3.75 vest 20% per year beginning November 12, 1998. Peter Foster was issued 50,000 new options to exchange for 50,000 options granted in 1996 with an exercise price of $6.00. Tom Schalk was issued 70,000 new options in exchange for 70,000 options granted in 1996 with exercise prices of $6.00-$10.94. Kim Terry was issued 61,000 new options in exchange for 61,000 options granted in 1996 with exercise prices of $6.00-$10.94.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as of March 31, 1999, with respect to (i) each person known by the Company to be the beneficial owner of more than 5% of outstanding Common Stock; (ii) shares of Common Stock beneficially owned by Named Executives and the Nominees, and (iii) each current director and by all current directors and executive officers of the Company as a group (10 persons at such date):

                                                                    COMMON STOCK OWNERSHIP
                                                             ------------------------------------
NAME OF BENEFICIAL OWNER                                     NUMBER OF SHARES    PERCENT OF CLASS
------------------------                                     ----------------    ----------------
(i) Certain Beneficial Owners
  Creative Technology Ltd...................................    1,020,324              7.45%
  67 Ayer Rajah Cresent #03-18
  Republic of Singapore 139950
  Dialogic Corporation......................................    1,399,715             10.22%
  1515 Route 10
  Parsippany, NJ 07054
  Wellington Management Co., LLP............................    1,140,000              8.33%
  75 State Street
  Boston, MA 07054

                                                                    COMMON STOCK OWNERSHIP
                                                             ------------------------------------
NAME OF BENEFICIAL OWNER                                     NUMBER OF SHARES    PERCENT OF CLASS
------------------------                                     ----------------    ----------------
(ii) Directors and Named Executive Officers:
  Kenneth Burkhardt.........................................       50,000(1)             **
  Peter J. Foster...........................................      602,286(2)           4.25%
  Melvyn J. Goodman.........................................      508,720(3)           3.68%
  Ronald H. Larkin..........................................           --                **
  John Lucas Tooth..........................................       60,000(4)             **
  Neal J. Robinson..........................................      529,997(5)           3.82%
  John B. Torkelsen.........................................      352,506(6)           2.56%
  Thomas B. Schalk..........................................      122,890(7)             **
  Kim S. Terry..............................................      118,888(8)             **
(iii) All Current Directors and executive officers as a
  group (9 persons).........................................    2,345,287(9)          16.08%

---------------
 ** Represents less than 1%.

(1) Includes 50,000 shares issuable upon exercise of warrants.

(2) Includes 28,007 shares held by Mr. Foster's wife, as to which beneficial ownership is disclaimed and 11,174 shares held in trust for Mr. Foster's minor children. Includes 474,120 shares issuable upon exercise of vested options.

(3) Includes 26,120 shares issuable upon exercise of options and 100,000 shares issuable upon exercise of warrants. Includes 188,800 shares owned by Philgood Investments, Inc., which Mr. Goodman shares voting power. Includes 5,000 shares held by Mr. Goodman's wife, as to which Mr. Goodman disclaims beneficial ownership.

(4) Includes 60,000 shares issuable upon exercise of warrants.

(5) Includes 145,753 issuable upon exercise of options and 175,000 issuable upon exercise of warrants.

(6) Includes 100,000 shares issuable upon exercise of warrants.

(7) Includes 103,377 issuable upon exercise of vested options.

(8) Includes 93,525 issuable upon exercise of vested options and warrants.

(9) Includes 807,895 shares issuable upon exercise of vested options and 520,000 issuable upon exercise of warrants.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

ISSUANCE OF OPTIONS AND WARRANTS

     In November 1997 John Torkelsen, John Lucas-Tooth, Melvyn Goodman, Neal Robinson were each granted the right to purchase warrants for $.01 per warrant pursuant to the Director compensation package adopted in February 1996. The warrants expire after five years and are exercisable at $3.375 per share.

     On November 12, 1997, the Board of Directors authorized granting new employee stock options to all employees in exchange for previously issued stock options with exercise prices greater than $6.00. The new options have an exercise price of $3.75 vest 20% per year beginning November 12, 1998. Peter Foster was issued 50,000 new options to exchange for 50,000 options granted in 1996 with an exercise price of $6.00. Tom Schalk was issued 70,000 new options in exchange for 70,000 options granted in 1996 with exercise prices of $6.00-$10.94. Kim Terry was issued 61,000 new options in exchange for 61,000 options granted in 1996 with exercise prices of $6.00-$10.94.

     On April 16, 1998, the Company granted Neal Robinson warrants to purchase 75,000 shares of Common Stock for $.01 per warrant at an exercise price of $6.25. The warrants expire April 16, 2003.

     On May 14, 1998, the Company granted Peter Foster and Kim Terry options to purchase 100,000, and 28,000 shares, respectively, of Common Stock at an exercise price of $5.125 per share. In addition, the Board of Directors authorized the exchange of 28,000 of options held by Ms. Terry for warrants.

     On September 10,1998 John Torkelsen, John Lucas-Tooth, Melvyn Goodman, Neal Robinson were each granted the right to purchase warrants for $.01 per warrant pursuant to the Director compensation package adopted in February 1996. The warrants expire after five years and are exercisable at $1.75 per share.

     In November 1998, the Company granted Ronald Larkin options to purchase 400,000 shares of Common Stock at an exercise price of $2.125. 200,000 of the options vest ratably over five years. The remaining 200,000 options vest upon achievement of performance targets and other objectives to be set by the Compensation Committee and approved by the Board of Directors.

     In December 1998, Neal Robinson, Ken Burkhardt, Mel Goodman, John Lucas-Tooth, and John Torkelsen were each granted the right to purchase 50,000 warrants for $.01 per warrant with an exercise price of $2.56 per share. The warrants expire December 10, 2003.

OTHER TRANSACTIONS

     During 1997, Dialogic purchased products and services from the Company at a cost of $4,215,937. During 1998, Dialogic purchased products and services from the Company at a cost of $3,305,000.

     In March 1997, the Company extended the terms of Dr. Schalk's employment agreement through June 18, 1998.

     In March 1997, $500,000 of prepaid royalty from Creative Technology was recognized. An additional $200,000 was recognized in December 1998.

     In February 1998, Tom Schalk exercised 10,000 options.

     In March and April 1998, Peter Foster exercised a total of 19,750 options.

     During 1998, the Company paid Neal Robinson $225,000 for financial consulting services.

     In February 1999, the Company entered an agreement regarding severance with Mr. Foster.